BUTLER CAPITAL PARTNERS

Statement of Financial Condition

December 31, 2016

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents

» **Keiter**
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Butler Capital Partners
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Butler Capital Partners as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 24, 2017
Glen Allen, Virginia

> Certified Public
  Accountants & Consultants
  4401 Dominion Boulevard
  Glen Allen, VA 23060
  T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2016

<u>Assets</u>

Cash and cash equivalents	$	590,975
Accounts receivable		1,236,872
Commission advance		15,000
Due from related parties		85,000
Property and equipment – net		25,831
Other assets		72,963
Total assets	$	2,026,641

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accrued commissions	$	218,384
Accounts payable and accrued liabilities		216,104
Deferred revenue		310,249
Total liabilities		744,737
Member's equity		1,281,904
Total liabilities and member's equity	$	2,026,641

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

    Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

    Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

    At December 31, 2016, three customers accounted for 75% of accounts receivable.

    Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

    Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. There was no allowance for doubtful accounts as of December 31, 2016.

    Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets of 5 years.

    Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of December 31, 2016. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 24, 2017, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2.   **Property and Equipment:**

Property and equipment at December 31, 2016 consisted of the following:

Furniture and equipment	$	63,534
Website		18,927
		82,461
Less: accumulated depreciation		(56,630)
Property and equipment - net	$	25,831

3.   **Lease Commitments:**

The Company leases commercial office space in New Jersey, New York and Chicago. These leases expire at various times through 2018. Minimum future payments under the non-cancellable operating leases are $43,567 in 2017 and $1,300 in 2018.

4.   **Related Party Transactions:**

During 2013, the Company made a loan to an employee for $25,000. During 2014, the Company made three loans to the same employee totaling $50,000. During 2015, the Company made an additional loan to the same employee in the amount of $10,000. The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $85,000 as of December 31, 2016.

During 2016, the Company advanced commission to an employee in the amount of $15,000. The balance as of December 31, 2016 was $15,000. The Company expects this commission advance to be recovered during 2017.

During 2016, the Company leased office space from its member in Florida and New Hampshire on a month-to-month basis.

5.   **Profit Sharing Plan:**

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion.

6.   **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2016, the Company had net capital of $194,621, which was $174,322 in excess of required minimum net capital of $20,299. The Company's net capital ratio was 1.56 to 1. The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.